FORM 51-102F3
MATERIAL CHANGE REPORT

Item One - Name and Address of Company

Organigram Holdings Inc.
35 English Drive
Moncton, NB E1E 3X3

Item Two - Date of Material Change

July 3, 2020

Item Three - News Release

The news release reporting the material change described in this report was issued in Moncton, New Brunswick on July 3, 2020 (the "News Release").

The News Release was distributed through Business Wire and filed with each of the relevant Canadian securities regulatory authorities via SEDAR. The News Release is attached hereto as Schedule "A" and incorporated by reference herein.

Item Four - Summary of Material Change

On July 3, 2020, Organigram Holdings Inc. (TSX:OGI) (NASDAQ: OGI), ("Organigram" or the "Company") provided a corporate update on recent developments of the Company in relation to the worldwide COVID-19 pandemic and the continuing evolution of the Canadian cannabis industry.

In an effort to better align its production capacity to prevailing market conditions, Organigram has reduced its workforce by approximately 25%. The decision will affect approximately 220 employees including a small number who are not on temporary layoff. The Company will move forward with a skilled, leaner, cross-functional workforce of approximately 433 active employees operating out of its indoor production facility in Moncton, New Brunswick. Company-wide, Organigram has a total workforce of 609 employees this includes 84 employees remaining on temporary layoff who may be recalled if and when needed as the business requires.

For the foreseeable future the Company will continue to cultivate less than the target production capacity of cannabis its Moncton campus was originally designed for, with a focus on bringing new cultivars to market and increasing the tetrahydrocannabinol (THC) and terpene profile of its dried flower to meet emerging consumer demand.

The Company also announced that it is briefly postponing the timing for filing of its interim financial statements, interim management's discussion and analysis and related certifications (the "Q3 Interim Filings") for the interim period ended May 31, 2020 by approximately one week. Organigram is relying on blanket exemptive relief granted by the Canadian securities regulatory authorities that permits it to delay the filing of its Q3 Interim Filings otherwise required to be filed by July 15, 2020 in accordance with the timelines prescribed by National Instrument 51-102 - Continuous Disclosure Obligations.

The Company expects that its Q3 Interim Filings will be filed on July 21, 2020. Until such time as the Q3 Interim Filings are filed, Organigram management and other insiders are subject to a trading blackout in accordance with the terms of the blanket relief.

Given the timing of the Company's fiscal Q3 2020 corresponding with COVID-19 coupled with changing market dynamics, the Company expects to report a decline in net revenue for fiscal Q3 2020 compared to fiscal Q2 2020 impacted by insignificant wholesale revenue being recorded in the quarter. The Company also expects to report a decrease in selling, general & administrative (SG&A) expenses for fiscal Q3 2020 compared to fiscal Q2 2020. As the Company right-sizes its production to market demand and reviews its asset carrying values, it expects to report negative adjustments to inventories and an asset impairment on its Moncton facility. Based on new production levels and its inventories on hand, the Company currently expects it will be able to meet consumer demand as it continues to adjust its operations to emerging preferences in a dynamic marketplace.

Item Five - Full Description of Material Change

For a full description of the material change, please see the News Release attached hereto as Schedule "A" which News Release forms an integral part of this material change report.

Item Six - Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Greg Engel, Chief Executive Officer (855) 961-9420

Item Nine - Date of Report

July 10, 2020

Forward-looking Information

This report contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking information"). Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, which includes, without limitation, statements regarding the Company's fiscal Q3 2020 results which are in particular are based on the Company's current expectations concerning results for that period, but the actual results may vary from those expectations and such variations may be material.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance , prospects, opportunities or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this report. Risks, uncertainties and other factors involved with forward-looking information which could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that could impact the reported financial results for fiscal Q3 2020 and the timing thereof as well as production and product plans, including market conditions, changing timelines, general risks related to COVID-19, and risks as disclosed in the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com), or the Company's annual report on Form 40-F and its reports on Form 6-K filed or furnished to the Securities and Exchange Commission (the "SEC") on EDGAR (see www.sec.gov), and such other continuous disclosure materials as may be filed or furnished from time to time by the Company with Canadian securities regulatory authorities and the SEC. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this report are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this report is given as of the date of this report and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

SCHEDULE "A"

(see attached)

Organigram Provides Update on COVID-19 Corporate Action Plan and Timing for Q3 Results

MONCTON, New Brunswick - (BUSINESS WIRE) - July 3, 2020 - Organigram Holdings Inc. ("Organigram" or the "Company") (TSX: OGI) (NASDAQ: OGI) provides a corporate update on recent developments of the Company in relation to the worldwide COVID-19 pandemic and the continuing evolution of the Canadian cannabis industry.

Staffing Changes

In an effort to better align its production capacity to prevailing market conditions, Organigram has reduced its workforce by approximately 25%. The decision will affect approximately 220 employees including a small number who are not on temporary layoff.  The Company will move forward with a skilled, leaner, cross-functional workforce of approximately 433 active employees operating out of its indoor production facility in Moncton, New Brunswick.  Company-wide, Organigram has a total workforce of 609 employees this includes 84 employees remaining on temporary layoff who may be recalled if and when needed as the business requires.

"These decisions are never easy to make, but we are committed to ensuring the Company is  appropriately sized relative to market conditions - we are incredibly grateful for the commitment that our affected employees have made in helping build the Company that Organigram is today" said Organigram CEO Greg Engel.  Throughout the COVID-19 pandemic, Organigram has remained focused on proactive strategies to protect the health and safety of its workers both inside and outside of its production facility as a priority, while also focusing on maintaining the continuity of its business.  With a reduced workforce, the Company believes it can continue to meet current and anticipated near term demand levels.

Production Changes

For the foreseeable future the Company will continue to cultivate less than the target production capacity of cannabis its Moncton campus was originally designed for, with a focus on bringing new cultivars to market and increasing the tetrahydrocannabinol ("THC") and terpene profile of its dried flower to meet emerging consumer demand.

Q3 2020 and Reliance on Blanket Exemptive Relief

The Company announced that it is briefly postponing the timing for filing of its interim financial statements, interim management's discussion and analysis and related certifications (the "Q3 Interim Filings") for the interim period ended May 31, 2020 by approximately one week.

Organigram is relying on blanket exemptive relief granted by the Canadian securities regulatory authorities that permits it to delay the filing of its Q3 Interim Filings otherwise required to be filed by July 15, 2020 in accordance with the timelines prescribed by National Instrument 51-102 - Continuous Disclosure Obligations.

The Company expects that its Q3 Interim Filings will be filed on July 21, 2020.  Until such time as the Q3 Interim Filings are filed, Organigram management and other insiders are subject to a trading blackout in accordance with the terms of the blanket relief.

Given the timing of the Company's fiscal Q3 2020 corresponding with COVID-19 coupled with changing market dynamics, the Company expects to report a decline in net revenue for fiscal Q3 2020 compared to fiscal Q2 2020 impacted by insignificant wholesale revenue being recorded in the quarter.  The Company also expects to report a decrease in selling, general & administrative (SG&A) expenses for fiscal Q3 2020 compared to fiscal Q2 2020.  As the Company right-sizes its production to market demand and reviews its asset carrying values, it expects to report negative adjustments to inventories and an asset impairment on its Moncton facility. Based on new production levels and its inventories on hand, the Company currently expects it will be able to meet consumer demand as it continues to adjust its operations to emerging preferences in a dynamic marketplace.

Other than as disclosed in this news release and its May 29, 2020 news release, which announced the amendment to the Company's credit agreement dated May 31, 2019, with the Bank of Montreal as lead arranger and agent as well as a syndicate including three other lenders, there have been no material business developments since the date of the Company's last interim financial statements filed on April 14, 2020.  Notwithstanding the foregoing, the Company has issued news releases subsequent to that date copies of which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Q3 Conference Call Details

The Company plans to host a conference call to discuss its Q3 results with details as follows:

Date: July 21, 2020

Time: 8:00 a.m. Eastern Time

Toll Free (North America) Dial-In Number: (833) 502-0460

International Dial-In Number: +1 7785602593

* All participants will be required to enter Conference ID: 7882447 to gain access to the call.

Webcast: https://event.on24.com/wcc/r/2393332/93DADEF857E6C6908A4A4849C8FB44D8

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

About Organigram Holdings Inc.:

Organigram Holdings Inc. is a NASDAQ and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada. Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company 's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-looking Information

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking information"). Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, which includes, without limitation, statements regarding the Company's fiscal Q3 2020 results which are in particular are based on the Company's current expectations concerning results for that period, but the actual results may vary from those expectations and such variations may be material.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance , prospects, opportunities or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information which could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that could impact the reported financial results for fiscal Q3 2020 and the timing thereof as well as production and product plans, including market conditions, changing timelines, general risks related to COVID-19, and risks as disclosed in the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com), or the Company's annual report on Form 40-F and its reports on Form 6-K filed or furnished to the Securities and Exchange Commission (the "SEC") on EDGAR (see www.sec.gov), and such other continuous disclosure materials as may be filed or furnished from time to time by the Company with Canadian securities regulatory authorities and the SEC. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this report are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release is given as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.  We seek safe harbor.

For more information about Organigram please visit www.Organigram.ca

Contacts

Investor Relations Enquiries: Amy Schwalm Vice President, Investor Relations (416) 704-9057 Amy.Schwalm@organigram.ca	Media Enquiries: Ray Gracewood Senior Vice President, Marketing and Communications (506) 645-1653 ray.gracewood@organigram.ca